UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

ROCKLEY PHOTONICS HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, nominal value $0.000004026575398 per share

(Title of Class of Securities)

G7614L109

(CUSIP Number)

October 25, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morningside Technology Ventures Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,541,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,541,253 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,541,253 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.90% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTVL, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,736,411 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,736,411 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,411 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.55% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frances Anne Elizabeth Richard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,541,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,541,253 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,541,253 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.90% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheung Ka Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,541,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,541,253 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,541,253 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.90% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jill Marie Franklin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,541,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,541,253 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,541,253 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.90% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Stuart Allenby Edwards
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,541,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,541,253 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,541,253 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.90% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheng Yee Wing Betty
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,736,411 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,736,411 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,411 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.55% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wong See Wai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,736,411 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,736,411 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,411 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.55% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please refer to the Explanatory Note set out below.

CUSIP No. G7614L109

EXPLANATORY NOTE

Pursuant to the Noteholder Agreement, dated October 25, 2022, by and among Rockley Photonics Holdings Limited (the “Issuer”), certain subsidiaries of the Issuer as guarantors, and several noteholders (the “Noteholders”) listed therein including MTVL, LLC (“Noteholder Agreement”), MTVL, LLC acquired a convertible senior secured note due 2026, in the aggregate principal amount of $10,500,000 and convertible into 15,243,459 ordinary shares, par value $0.000004026575398 per share (“Ordinary Shares”), based on the conversion price of $0.6888 per Ordinary Share (the “Convertible Note”). The Convertible Note was subject to a provision that prevented any holder from converting the Convertible Note to the extent that, upon such conversion, the holder, together with its affiliates, would beneficially own in excess of 9.90% of the Ordinary Shares outstanding as a result of the conversion (the “Convertible Note Limitation”). MTVL, LLC also acquired an Ordinary Share Purchase Warrant to purchase 15,243,459 Ordinary Shares at an exercise price of $1.1182 per Ordinary Share (the “Warrant”). The Warrant was subject to a provision that prevented any holder from exercising the Warrant to the extent that, upon such exercise, the holder, together with its affiliates, would beneficially own in excess of 9.99% of the Ordinary Shares outstanding as a result of the exercise (the “Warrant Limitation”). Accordingly, as of October 25, 2022, (i) the number of Ordinary Shares beneficially owned by Morningside Technology Ventures Limited (“MTVL”), Frances Anne Elizabeth Richard, Cheung Ka Ho, Jill Marie Franklin, and Peter Stuart Allenby Edwards (together, the “MTVL Reporting Persons”) represented 13,939,859 (9.90%) of the Ordinary Shares as of that date, and (ii) the number of Ordinary Shares beneficially owned by MTVL, LLC, Cheng Yee Wing Betty, and Wong See Wai (together, the “MTVL, LLC Reporting Person”) represented 12,135,017 (8.62%) of the Ordinary Shares as of that date. The MTVL Reporting Persons and the MTVL, LLC Reporting Persons are referred to as the “Reporting Persons.”

On December 26, 2022, the Issuer, the Noteholders and the other parties to the Noteholder Agreement entered into an amendment to the Noteholder Agreement, which amendment lowered the Convertible Note Limitation and the Warrant Limitation to 4.90%. Accordingly, as of December 26, 2022, (i) the number of Ordinary Shares beneficially owned by the MTVL Reporting Persons represented 4.90% of the Ordinary Shares as of that date, and (ii) the number of Ordinary Shares beneficially owned by the MTVL, LLC Reporting Persons represented 3.55% of the Ordinary Shares as of that date. In addition, the Noteholders have agreed to an aggregate beneficial ownership limitation of 4.90% of the Ordinary Shares outstanding. As such, the Reporting Persons may be deemed to be members of a “group”, as such term is defined in Rule 13d-5 under the Act, with the other Noteholders. Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by each of the Noteholders other than MTVL, LLC.

As of the date hereof, none of the Reporting Persons is the beneficial owner of more than 5% of the Ordinary Shares.

CUSIP No. G7614L109

Item 1.

(a)	Name of Issuer

Rockley Photonics Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices

3rd Floor 1 Ashley Road

Altrincham, Cheshire

United Kingdom, WA14 2DT

Item 2.

(a)	Name of Person Filing

Morningside Technology Ventures Limited

MTVL, LLC

Frances Anne Elizabeth Richard

Cheung Ka Ho

Jill Marie Franklin

Peter Stuart Allenby Edwards

Cheng Yee Wing Betty

Wong See Wai

(b)	Address of Principal Business Office or, if none, Residence

With respect to MTVL, Ms. Richard, Mr. Cheung, Ms. Franklin, and Mr. Edwards:

c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

With respect to MTVL, LLC, Ms. Cheng, and Mr. Wong:

22nd Floor Hang Lung Centre, 2-20 Paterson Street

Causeway Bay, Hong Kong

CUSIP No. G7614L109

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	Citizenship

MTVL – British Virgin Islands

MTVL, LLC – Delaware

Frances Anne Elizabeth Richard – United Kingdom

Cheung Ka Ho – Hong Kong

Jill Marie Franklin – United Kingdom

Peter Stuart Allenby Edwards – United Kingdom

Cheng Yee Wing Betty – New Zealand

Wong See Wai – Hong Kong

(d)	Title of Class of Securities

Ordinary Shares

(e)	CUSIP Number

G7614L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G7614L109

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MTVL – 6,541,253 shares

MTVL, LLC – 4,736,411 shares

Frances Anne Elizabeth Richard – 6,541,253 shares

Cheung Ka Ho – 6,541,253 shares

Jill Marie Franklin – 6,541,253 shares

Peter Stuart Allenby Edwards – 6,541,253 shares

Cheng Yee Wing Betty – 4,736,411 shares

Wong See Wai – 4,736,411 shares

(b)	Percent of class:

MTVL – 4.90%

MTVL, LLC – 3.55%

Frances Anne Elizabeth Richard – 4.90%

Cheung Ka Ho – 4.90%

Jill Marie Franklin – 4.90%

Peter Stuart Allenby Edwards – 4.90%

Cheng Yee Wing Betty – 3.55%

Wong See Wai – 3.55%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

MTVL – 0 shares

MTVL, LLC – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Cheung Ka Ho – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

Cheng Yee Wing Betty – 0 shares

Wong See Wai – 0 shares

(ii)	Shared power to vote or to direct the vote

MTVL – 6,541,253 shares

MTVL, LLC – 4,736,411 shares

Frances Anne Elizabeth Richard – 6,541,253 shares

Cheung Ka Ho – 6,541,253 shares

Jill Marie Franklin – 6,541,253 shares

Peter Stuart Allenby Edwards – 6,541,253 shares

Cheng Yee Wing Betty – 4,736,411 shares

Wong See Wai – 4,736,411 shares

(iii)	Sole power to dispose or to direct the disposition of

MTVL – 0 shares

MTVL, LLC – 0 shares

Frances Anne Elizabeth Richard – 0 shares

CUSIP No. G7614L109

Cheung Ka Ho – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

Cheng Yee Wing Betty – 0 shares

Wong See Wai – 0 shares

(iv)	Shared power to dispose or to direct the disposition of

MTVL – 6,541,253 shares

MTVL, LLC – 4,736,411 shares

Frances Anne Elizabeth Richard – 6,541,253 shares

Cheung Ka Ho – 6,541,253 shares

Jill Marie Franklin – 6,541,253 shares

Peter Stuart Allenby Edwards – 6,541,253 shares

Cheng Yee Wing Betty – 4,736,411 shares

Wong See Wai – 4,736,411 shares

This statement is filed by: (i) MTVL, a British Virgin Islands exempted company, with respect to the Ordinary Shares, directly and beneficially owned by it; (ii) MTVL, LLC, a Delaware limited liability company, with respect to the Ordinary Shares directly and beneficially owned by it; (iii) Frances Anne Elizabeth Richard, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MTVL; (iv) Cheung Ka Ho, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MTVL; (v) Jill Marie Franklin, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director of MTVL; (vi) Peter Stuart Allenby Edwards, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MTVL; (vii) Cheng Yee Wing Betty, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a manager with MTVL, LLC; and (viii) Wong See Wai, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a manager with MTVL, LLC.

Frances Anne Elizabeth Richard, Cheung Ka Ho, Jill Marie Franklin, and Peter Stuart Allenby Edwards are the directors of MTVL and share voting and dispositive power with respect to the securities held by MTVL and MTVL, LLC. Ms. Richard, Mr. Cheung, Ms. Franklin, and Mr. Edwards each disclaim beneficial ownership of the securities owned directly by MTVL and MTVL, LLC. Cheng Yee Wing Betty and Wong See Wai are the managers of MTVL and share voting and dispositive power with respect to the securities held by MTVL, LLC. Ms. Cheng and Mr. Wong each disclaim beneficial ownership of the securities owned directly by MTVL, LLC. MTVL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. G7614L109

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G7614L109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

February 14, 2023
Date

MORNINGSIDE TECHNOLOGY VENTURES LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

MTVL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai